# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TKO Group Holdings, Inc., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 200 FIFTH AVE, 7th floor, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 01/30/2025
Filed by CIK 0001868088
Persons authorized to receive notices and communications: Andrew J. Schader, Esq., c/o Silver Lake 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, New York (NY), 10001, 212-981-5600; Kenneth B. Wallach, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Hui Lin, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Jessica Asrat, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- Silver Lake West HoldCo, L.P. (CIK 0001868088): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 93,380,056; sole dispositive power 0; shared dispositive power 93,380,056; aggregate amount beneficially owned 93,380,056 (54.7% of the class)
- Silver Lake West HoldCo II, L.P. (CIK 0001868087): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 93,380,056; sole dispositive power 0; shared dispositive power 93,380,056; aggregate amount beneficially owned 93,380,056 (54.7% of the class)
- Silver Lake West VoteCo, L.L.C. (CIK 0001868089): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 93,380,056; sole dispositive power 0; shared dispositive power 93,380,056; aggregate amount beneficially owned 93,380,056 (54.7% of the class)
- Egon Durban (CIK 0001651403): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 93,380,056; sole dispositive power 0; shared dispositive power 93,380,056; aggregate amount beneficially owned 93,380,056 (54.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: TKO Group Holdings, Inc.
Address of issuer's principal executive offices: 200 FIFTH AVE, 7th floor, NEW YORK, New York (NY), 10010
Comment: This Schedule 13D ("Schedule 13D") relates to the shares of Class A common stock, par value $0.00001 per share (the "Class A Common Stock") of TKO Group Holdings, Inc., a Delaware corporation (the "Issuer"). This Schedule 13D is being filed by the Reporting Persons (as defined below) in connection with deemed acquisitions of beneficial ownership by them of Class A Common Stock on January 30, 2025, which, together with all other deemed acquisitions of beneficial ownership of Class A Common Stock by the Reporting Persons during the preceding 12 months, exceeded two percent of the outstanding shares of Class A Common Stock. The Reporting Persons previously reported their beneficial ownership over securities of the Issuer on a Schedule 13G filed with the Securities and Exchange Commission on February 9, 2024, as amended on November 8, 2024, pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by Silver Lake West HoldCo, L.P., a Delaware limited partnership, Silver Lake West HoldCo II, L.P., a Delaware limited partnership, Silver Lake West VoteCo, L.L.C., a Delaware limited liability company and Egon Durban, a United States citizen (each a "Reporting Person" and, together, the "Reporting Persons"), pursuant to an agreement of joint filing attached as Exhibit A.

The securities of the Issuer reported as beneficially owned in this Schedule 13D are directly held by Endeavor Operating Company, LLC ("EOC"), January Capital HoldCo, LLC ("January HoldCo"), January Capital Sub, LLC ("January Sub") and WME IMG, LLC ("WME", and collectively with EOC, January HoldCo, January Sub and certain of their affiliates, the "Endeavor Persons"). WME is an indirect wholly owned subsidiary of Endeavor Group Holdings, Inc. ("EGH"). EGH is the managing member of EOC Manager, LLC, which in turn is the managing member of EOC. EOC is the managing member of January Capital HoldCo, LLC and January Sub. Silver Lake West Holdco, L.P. and Silver Lake West Holdco II, L.P. (the "Silver Lake Equityholders") have designated members of the governing body of EGH and as a result may be deemed to share beneficial ownership of the securities beneficially owned by EGH. Mr. Egon Durban is the managing member of Silver Lake West VoteCo, L.L.C., which is the general partner of each of the Silver Lake Equityholders. Mr. Durban is a director of the Issuer and is a Co-CEO and Managing Member of Silver Lake Group, L.L.C. Securities are held solely by subsidiaries of EGH. Investment funds managed by Silver Lake do not directly hold any equity securities of the Issuer.

This filing shall not be deemed an admission of beneficial ownership of such securities or that EOC, January HoldCo, January Sub, EGH and the Reporting Persons constitute a group for purposes of Section 13(d) of the Exchange Act or otherwise. EOC, January HoldCo, January Sub, and EGH will separately file or have separately filed Schedule 13D filings reporting their respective beneficial ownership of such securities. The Endeavor Persons are separately filing a Schedule 13D with the Securities and Exchange Commission (the "Endeavor Schedule 13D").
Residence or business address:
The principal office of each of the Reporting Persons is as follows:
c/o Silver Lake,
2775 Sand Hill Road, Suite 100,
Menlo Park, California 94025
Present principal occupation or employment: See Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference herein.

On September 12, 2023 (the "Closing Date"), pursuant to the transactions contemplated by the Transaction Agreement, dated as of April 2, 2023 (the "Transaction Agreement"), by and among EGH, EOC, TKO Operating Company, LLC ("TKO OpCo"), the Issuer, and certain other parties thereto, EOC, January HoldCo and January Sub (together with EOC and January HoldCo, the "EDR Subscribers") acquired a total of 89,616,891 units of TKO OpCo (the "TKO OpCo Units") and an equal number of shares of Issuer Class B common stock, $0.00001 par value per share ("Class B Common Stock") (the "TKO Transaction").

On April 9, 2024, WME purchased 1,642,970 shares Class A Common Stock from Vincent K. McMahon at a per share price of $89.01 for aggregate consideration of $146.2 million.
From the period December 11, 2024 through February 5, 2025, WME has purchased an aggregate of 182,060 shares of Class A Common Stock for aggregate consideration of approximately $26 million and EOC has purchased 1,938,135 shares of Class A Common Stock for aggregate consideration of approximately $291 million. Each of WME and EOC used available working capital to purchase such shares of Class A Common Stock.

Securities are held solely by subsidiaries of EGH. Investment funds managed by Silver Lake do not directly hold any equity securities of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 2, 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons may be deemed to have acquired beneficial ownership of the securities described in this Schedule 13D by virtue of their relationship to the Endeavor Persons as described herein. Based on the Endeavor Schedule 13D, the Endeavor Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons and/or Endeavor Persons, as applicable, might undertake may be made at any time and from time to time without prior notice and will be dependent upon their review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Based on the Endeavor Schedule 13D, EOC intends to acquire additional securities of the Issuer pursuant to the Asset Sale Transaction Agreement, Trading Plan (each as defined below) and otherwise, and EOC, WME and January HoldCo and their affiliated entities may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and/or the Endeavor Persons may engage in discussions with the Issuer's management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, consultants and advisors may be retained to enter into discussions with potential sources of capital and other third parties. Information may be exchanged with any such persons pursuant to appropriate confidentiality or similar agreements. Based on the Endeavor Schedule 13D, the Endeavor Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.
Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth on the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of February 5, 2025, the Reporting Persons may be deemed to beneficially own an aggregate of 93,380,056 shares of the Issuer's Class A Common Stock or 54.7% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Exchange Act, consisting of (i) 1,938,135 shares of Class A Common Stock held by EOC, (ii) 83,074,858 TKO OpCo Units and an equal number of shares of Class B Common Stock held by January HoldCo, (iii) 6,542,033 TKO OpCo Units and an equal number of shares of Class B Common Stock held by January Sub and (iv) 1,825,030 shares of Class A Common Stock held by WME.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of February 5, 2025, based upon 81,203,161 shares of Class A Common Stock outstanding as of December 18, 2024 based on information disclosed by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on December 23, 2024 and assumes the redemption of all TKO OpCo Units which may be deemed beneficially owned by the Reporting Persons into Class A Common Stock.

The TKO OpCo Units are redeemable by the holders for, at the election of the Issuer, (i) newly-issued shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events, or (ii) subject to certain conditions, an equivalent amount of cash. Upon the redemption of any TKO OpCo Units, a number of shares of Class B Common Stock equal to the number of TKO OpCo Units that are redeemed will be cancelled by the Issuer for no consideration. Shares of Class A Common Stock and Class B Common Stock are entitled to one vote per share.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Reporting Persons have not effected any transactions in the Issuer securities during the prior 60 days. During the prior 60-day period ending on February 5, 2025, (i) WME has purchased an aggregate of 182,060 shares of Class A Common Stock in a series of open market transactions and (ii) EOC has purchased an aggregate of 1,938,135 shares of Class A Common Stock in a series of open market transactions pursuant to the Trading Plan (as defined below). Annex A attached hereto as Exhibit 99.1 sets forth all transactions in Class A Common Stock during the prior 60-day period ending on February 5, 2025 by EOC and WME.
Other persons with the right to receive dividends or sale proceeds: See Item 2. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and/or the Endeavor Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

TKO OpCo Operating Agreement

On the Closing Date, EOC, TKO OpCo and the Issuer entered into the Amended and Restated Operating Agreement of TKO OpCo (the "TKO Operating Agreement"). The TKO Operating Agreement provides, among other things, that the members of TKO OpCo (other than the Issuer) (or certain permitted transferees thereof) have the right from time to time, subject to certain restrictions, to cause TKO OpCo to redeem any or all of their TKO OpCo Units (with the simultaneous redemption of shares of Class B Common Stock), in exchange for, at the Issuer's election (subject to certain exceptions), either cash (based on the market price of a share of Class A Common Stock) or shares of Class A Common Stock, and if such redemption is made in exchange for shares of Class A Common Stock, it shall be effected as a direct purchase by the Issuer. If, on the date of the applicable exchange notice, the aggregate amount of the Issuer's cash balance plus the aggregate amount of any loans by the Issuer to TKO OpCo as permitted under the Issuer's cash management policy, in the aggregate, is in excess of $100 million, any exchange may only occur 30 days following the giving of notice by EOC.

Governance Agreement

On September 12, 2023, the Issuer, EOC, the EDR Subscribers, TKO OpCo and Vincent McMahon entered into a governance agreement, as amended by amendment No. 1 on January 23, 2024 (the "Governance Agreement"). Pursuant to the Governance Agreement, WWE, the WWE Designees (each as defined in the Governance Agreement) and EOC are entitled to certain director appointment rights relating to the Board. The Governance Agreement also places restrictions on the EDR subscribers' ability to effect certain actions. Prior to Mr. McMahon's resignation from his position as Executive Chair and a member of the Board on January 26, 2024 (the "Executive Chair Sunset"), Mr. McMahon was also entitled to certain director appointment rights under the Governance Agreement. As of the Executive Chair Sunset, Mr. McMahon no longer has the right to designate any directors of the Issuer, and his designation rights passed to the WWE Designees (acting by majority) until December 31, 2025.

Pursuant to the Governance Agreement, until the date on which EOC no longer owns, directly or indirectly, more than 20% in the aggregate of the voting power of the then-outstanding shares of the Issuer's capital stock, the slate of individuals nominated for election to the Board will include the members of the Board selected by EOC pursuant to the Governance Agreement (the "EDR Designees"), provided that the EDR Designees shall at all times include at least three independent directors. In the event that a majority of the Board determines in good faith that an EDR Designee is not qualified to serve on the Board or does not satisfy an applicable law or other regulation of the Securities and Exchange Commission or the New York Stock Exchange, then such individual will not be included in the slate of nominees and EOC will be permitted to submit a replacement nominee to the slate of individuals nominated for election to the Board in accordance therewith. The Issuer will take all necessary action within its control so that each replacement nominee is nominated and elected to the Board.

The Governance Agreement further provides that, until December 31, 2025, the slate of individuals nominated for election to the Board will include all six of the WWE Designees (as defined therein). At any meeting convened before December 31, 2025 at which directors are to be elected, the EDR Subscribers and each of their permitted transferees have agreed to vote all of their shares of common stock of the Issuer in favor of the election of the WWE Designees, and against any action take in respect of the removal of any such WWE Designees from the Board.

In addition, prior to September 12, 2025, except for certain permitted transfers or transfer of shares of Class A Common Stock or TKO OpCo Units at a price below the 30-day volume weighted average price ("VWAP") of shares of Class A Common Stock (or other applicable principal security of the Issuer from time to time), the EDR Subscribers have agreed not to transfer any (i) shares of Class A Common Stock or (ii) TKO OpCo Units, without the approval of a majority of the WWE Designees. After September 12, 2025, the EDR Subscribers will be permitted to transfer their shares of the Issuer's common stock or TKO OpCo Units, other than transfers that (A) would be at a price above the 30-day VWAP of shares of Class A Common Stock (or other applicable principal security of the Issuer from time to time) and (B) would result in any third party controlling 25% or more of the voting power or economic interests of the Issuer or TKO OpCo, which transfers will require either (i) the approval of a majority of the WWE Designees or (ii) the acquiror in such a proposed transfer to make a pro rata offer on equivalent terms to all of the other securityholders of the Issuer and TKO OpCo, as applicable.

Without the approval of a majority of the independent directors of the Board, EOC and its controlled affiliates have agreed not to (a) acquire all of the outstanding equity interests in, or all or substantially all of the assets of, the Issuer or TKO OpCo, (b) increase their direct or indirect beneficial ownership or economic or voting interests in the Issuer or TKO OpCo above 75% of the then-current outstanding economic or voting interests of the Issuer or TKO OpCo by virtue of additional acquisitions or (c) effect a sale of Issuer or TKO OpCo that would result in the receipt of a disproportionate "control premium" (or other disparate consideration) relative to other stockholders of the Issuer (except for amounts explicitly and directly in respect of services contemplated by the services agreement by and between EOC and TKO OpCo).

Registration Rights Agreement

On the Closing Date, the Issuer, EOC, Mr. McMahon and other stockholders of the Issuer entered into a registration rights agreement (the "Registration Rights Agreement"), whereby, among other things, EOC and Mr. McMahon received demand rights that require the Issuer to file registration statements registering their respective shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the exercise by members of TKO OpCo of their redemption rights). The Registration Rights Agreement also includes customary piggyback rights, subject to certain priority provisions.

In addition, the Issuer agreed to reasonably assist and cooperate with underwritten shelf takedown offerings for sales with an aggregate offering price of at least $50 million, and to bear all registration expenses, other than customary underwriting commissions of fees.

TKO Stockholders Agreement

On April 2, 2023, concurrently with the execution of the TKO Transaction Agreement, EOC and Mr. McMahon entered into a stockholders agreement, pursuant to which, among other things and subject to certain exceptions set forth therein, Mr. McMahon agreed, following the completion of the Transactions, to provide EOC with a right of first offer in respect of the transfer of his shares of the Issuer's common stock, subject to certain exceptions, including in connection with any margin loans or pledges with respect to such securities.

Margin Loan Agreement

On September 13, 2024, January HoldCo entered into a Margin Loan Agreement (as subsequently amended, the "Margin Loan Agreement"), by and between the lenders party thereto and the Administrative Agent and Calculation Agent named therein, and arrangements incidental thereto.

Under the Margin Loan Agreement, January HoldCo may borrow up to $2.25 billion. The facility will mature on September 13, 2029. As security for the Margin Loan Agreement, January HoldCo has granted a first-priority lien to the lenders, pro rata to the amount of their commitments, on 83,074,858 TKO OpCo Units and a corresponding number of shares of Class B Common Stock, par value $0.00001 per share, of the Issuer. For the avoidance of doubt, the Margin Loan Agreement, as amended, is a loan facility of January HoldCo, which is secured by certain of January HoldCo's equity interests in the Issuer and does not constitute indebtedness at the Issuer.

If January HoldCo defaults on its obligations under the Margin Loan Agreement, then the lenders can declare all amounts outstanding under the Margin Loan Agreement, with accrued interest, to be immediately due and payable, and if January HoldCo is unable to pay such amounts, the lenders may foreclose on the Pledged Securities and any other collateral that then secures borrowings under the Margin Loan Agreement.

All voting rights with respect to the Pledged Securities will remain with January HoldCo at all times prior to the sale of any such Pledged Securities by a lender in a foreclosure upon an event of default under the Margin Loan Agreement.

TKO Transaction Agreement

On October 23, 2024, EOC entered into a Transaction Agreement (the "Asset Sale Transaction Agreement"), by and among IMG Worldwide, LLC, a Delaware limited liability company ("IMG Worldwide" and, together with EOC, the "EDR Parties"); Trans World International, LLC, a Delaware limited liability company and subsidiary of EOC ("Trans World International"); TKO OpCo; and the Issuer (and, together with TKO OpCo, the "TKO Parties"), pursuant to which, among other things and subject to the satisfaction or waiver of the conditions specified therein, the EDR Parties will directly or indirectly contribute, assign and transfer to TKO the Professional Bull Riders, On Location and IMG businesses currently operated by the EDR Parties (collectively, the "Transferred Businesses"), in exchange for 26,139,590 TKO OpCo Units (the "Closing Consideration"), and will subscribe for an equivalent number of corresponding shares of the Issuer's Class B Common Stock, subject to certain customary purchase price adjustments to be settled at the closing of the transaction in equity and cash (the foregoing, collectively, the "Asset Sale Transaction").

The Asset Sale Transaction Agreement contains customary representations, warranties and covenants of the parties thereto. The representations, warranties and covenants of the parties contained in the Asset Sale Transaction Agreement are made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants are (i) made only for purposes of the Asset Sale Transaction Agreement, (ii) qualified by confidential disclosures made by the parties to each other in connection with the Asset Sale Transaction Agreement, (iii) subject to materiality qualifications contained in the Asset Sale Transaction Agreement which may differ from what may be viewed as material by investors, (iv) made only as of the date of the Asset Sale Transaction Agreement or such other date as is specified in the Asset Sale Transaction Agreement and (v) included in the Asset Sale Transaction Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Investors should not rely on the representations, warranties or covenants, or any descriptions thereof, as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Information concerning the subject matter of the representations and warranties may change after the date of the Asset Sale Transaction Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.

The closing of the Asset Sale Transaction is expected to occur in the first half of 2025, subject to the satisfaction or waiver of certain customary conditions.

Rule 10b5-1 Plan

On December 17, 2024, EOC entered into a trading plan (the "Trading Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the Trading Plan, a broker dealer will make periodic purchases of Class A Common Stock of the Issuer on behalf of EOC until the earliest of (i) the date an aggregate purchase amount of $900 million of shares of Class A Common Stock have been purchased; (ii) the date any person publicly announces a tender or exchange offer with respect to the Class A Common Stock; (iii) the date of public announcement of a merger, acquisition, reorganization, recapitalization, or comparable transaction; (iv) the date the broker dealer receives notice of intended commencement of any proceedings; (v) the date of written notice of termination of the Trading Plan; or (vi) 4:30 p.m. New York time on March 31, 2025.

The foregoing descriptions of the TKO Operating Agreement, Governance Agreement, Registration Rights Agreement, Stockholders Agreement, Asset Sale Transaction Agreement and the Trading Plan do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is filed as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, the Reporting Persons and, based on the Endeavor Schedule 13D, the Endeavor Persons, do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Annex A Purchases of Class A Common Stock during the prior 60 days*
A Joint Filing Agreement*
B. Power of Attorney granted by Egon Durban, dated April 9, 2024.*
C. Amended and Restated Operating Agreement of TKO Operating Company, LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 12, 2023).
D. Governance Agreement, dated as of September 12, 2023, by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, January Capital Sub, LLC, January Capital Holdco, LLC, TKO Operating Company, LLC, TKO Group Holdings, Inc. and Vincent K. McMahon (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on September 12, 2023).
E. Amendment No1. 1 to the Governance Agreement, dated as of January 23, 2024, by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, January Capital Sub, LLC, January Capital Holdco, LLC, TKO Operating Company, LLC, TKO Group Holdings, Inc. and Vincent K. McMahon (incorporated by reference to Exhibit 10.3 to the Issuer's Annual Report on Form 10-K filed with the SEC on February 27, 2024).
F. Registration Rights Agreement, dated as of September 12, 2023, by and among TKO Group Holdings, Inc., Endeavor Group Holdings, Inc. and Vincent K. McMahon (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 12, 2023).
G. Stockholders Agreement, dated as of April 2, 2023, by and between Endeavor Group Holdings, Inc. and Vincent K. McMahon (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 3, 2023).
H. Transaction Agreement, dated October 23, 2024, by and among Endeavor Operating Company, LLC, TKO Operating Company, LLC, TKO Group Holdings, Inc., IMG Worldwide, LLC, and Trans World International, LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 24, 2024).
I. Form of Purchase Agreement by and between Endeavor Operating Company, LLC and Goldman Sachs & Co. LLC.*
* filed herewith

## Signatures
- Silver Lake West HoldCo, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (02/06/2025)
- Silver Lake West HoldCo II, L.P.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, (02/06/2025)
- Silver Lake West VoteCo, L.L.C.: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (02/06/2025)
- Egon Durban: /s/ Andrew J. Schader, Andrew J. Schader, Attorney-in-fact for Egon Durban (02/06/2025)